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Exhibit 99.2

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact: Jason Stewart Director, Public Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: John Kechejian Vice President, Investor Relations (203) 539-8470 john.kechejian@thomson.com

FOR IMMEDIATE RELEASE

Thomson Increases Quarterly Dividend

(All amounts are in U.S. dollars)

        STAMFORD, Conn., April 27, 2004 — The Board of Directors of The Thomson Corporation (NYSE: TOC; TSX: TOC) today declared an increase in the quarterly dividend on the company's common stock of one-half cent per share, or $0.02 on an annualized basis. The new quarterly dividend of $0.19 per share is payable on June 15, 2004 to common shareholders of record as of May 20, 2004. On an annualized basis, the new dividend rate is $0.76 per share.

        On October 30, 2003, the Thomson Board also increased the quarterly dividend one-half cent per share. At that time, the Board announced its intention to move its annual review of the company's dividend policy to the second quarter, rather than the fourth quarter, to more closely align the dividend review with the company's overall business planning calendar. The Board is scheduled to review the dividend again in the second quarter of 2005.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

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